CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 811 00 - FAX (+34) 915 81 11 34

04045187

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

RECEIVED
2004 SEP 30 A 10: 16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Madrid, 27 September 2004

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

dlw 9/30

RECEIVED
2004 SEP 30 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MAPFRE APPROVES NEW CHANGES IN ITS INTERNAL ORGANISATION

These reforms represent a step forward to the renewal of SISTEMA MAPFRE and its orientation towards the customer.

The Board of Directors of MAPFRE MUTUALIDAD, parent company of SISTEMA MAPFRE, approved yesterday, at the proposal of the President José Manuel Martínez, a wide range of strategic decisions and appointments which include significant modifications in the group and managerial structure, which will become effective as of 1st January 2005.

These measures will have effect on the Regional Organisation, Head Offices of some group companies and a number of Business Units.

- The MAPFRE NETWORK

SANTIAGO GAYARRE BERMEJO, Chief Executive Officer of MAPFRE MUTUALIDAD, will become Head Executive of the unified Network of SISTEMA MAPFRE, for which he will count with the collaboration of JUAN JOSÉ LÓPEZ PEÑA, who has been appointed Assistant General Director of MAPFRE MUTUALIDAD.

According to the new Regional Organisation Plan which was approved by the Board of Directors in October 2003, the MAPFRE NETWORK in Spain will be structured in forty areas (Regional Head Offices), as opposed to the current twenty-two, which will be grouped under the seven Regional General Head Offices. Their respective geographical areas are shown in the attached map (annex 1).

Each Regional General Head Office will manage an average of 50 direct offices and 300 exclusive general agencies, with more than 600,000 customers, and premiums amounting to 1,000 million euros.

The approved appointments entail the promotion of 27 Regional Managers with 43 years of age and 18 years in MAPFRE on average.

The objectives of this new structure are the following: to adequate the MAPFRE NETWORK to the current dimension of SISTEMA MAPFRE in Spain; to improve the efficiency and customer service, to simplify the distribution structure by boosting the whole range of products and services of the Units of SISTEMA MAPFRE; to strengthen the level of expertise of the network, and to enlarge substantially the number of offices and agents.

- COMMON CENTRAL SERVICES

The structure of the Common Central Services will undergo the following changes:

- Removal of the Functional Units, which will be replaced by a flexible structure of Areas and sub Areas with Group General Managers.
- Creation of two new Areas with the category of General Management: the Investment Area, under VICTOR BULTÓ MILLET, who will be in charge of investments of SISTEMA MAPFRE; the Communication and Social Responsibility Area, under JUAN JOSÉ ALMAGRO GARCÍA, who will coordinate and supervise communication and corporate image as well as specific MAPFRE activity as a socially responsible group.
- Two Information Technology General Managers: BEGOÑA GONZÁLEZ PASTOR (General Manager for Coordination and Common IT Developments) and JAVIER GONZÁLEZ MONTERO (General Manager for Common IT Services).

The attached annex 2 shows the basic areas which will be included into the Common Central Services (General Management Level), the hierarchical dependence of each area and their respective managers. Apart from the restructurings mentioned above, ANTONIO NUÑEZ TOVAR has been appointed General Manager of Human Resources.

- OPERATING UNITS AND COMPANIES

The Board approved the following appointments:

SPAIN

- ANTONIO HUERTAS MEJÍAS, Managing Director of MAPFRE MUTUALIDAD will replace Santiago Gayarre Bermejo as Head of the Motor Insurance Unit. Mr. Huertas is currently Head Executive of MAPFRE in the USA and Puerto Rico.
- IGNACIO BAEZA GÓMEZ, Chief Executive Officer of MAPFRE VIDA and Vice-Chairman of its Executive Committee, will replace Victor Bultó Millet in these positions. Mr. Baeza is at present General Manager of MAPFRE SEGUROS GENERALES.
- ESTEBAN PEDRAYES LARRAURI, Chief Executive Officer of MAPFRE SEGUROS GENERALES and Vice-Chairman of its Executive Committee, will replace Ignacio Baeza Gómez. Mr. Pedrayes is currently Chief Administrator Officer of MAPFRE SEGUROS GERAIS (Portugal).
- ANGEL ALONSO BATRES, First Vice-Chairman of MAPFRE AGROPECUARIA and MAPFRE SEGUROS GENERALES, who keeps his current position of Chairman of the Executive Committee of the latter.
- JUAN SÁEZ RUIZ, Chairman of the Executive Commission of MAPFRE AGROPECUARIA, presently General Director of this company. He will replace José Antonio Moreno Rodríguez in the Executive Commission chairmanship, who will retire shortly.

PORTUGAL

- AGUSTÍN BERNAL DE LA CUESTA, Chairman of MAPFRE Direct Insurance operations.
- ANTONIO MANUEL CARDOSO BELLO, President of MAPFRE SEGUROS GERAIS.

CHILE

- GUILLERMO GARCÍA CASTELLÓN, Chairman of MAPFRE Direct Insurance operations.

UNITED STATES AND PUERTO RICO

- JAIME TAMAYO IBÁÑEZ, Chairman of MAPFRE PRAICO (Puerto Rico) and Chief Executive Officer of MAPFRE USA (Florida).
- RAUL COSTILLA PRIETO, Chairman and Chief Executive Officer of MAPFRE PRAICO.

These appointments follow the decisions adopted during the last two years with the objectives of renewing the structure of SISTEMA MAPFRE, further refine its efficiency and co-ordination of activities, and bolster the customer orientation in all the structures of Sistema MAPFRE, particularly in the Distribution Network.

****

ANNEX 1

MAPFRE

MAPFRE: REGIONAL ORGANISATION 2.005


Territorial Centre
NOROESTE
Territorial Centre
NORTE
Territorial Centre
CATALUÑA
Territorial Centre
MADRID, BALEARES
Y CANARIAS
Territorial Centre
CENTRO
Territorial Centre
ESTE
Territorial Centre
ANDALUCIA
Territorial Centres
NOROESTE
NORTE
CATALUÑA
ESTE
ANDALUCIA
CENTRO
MADRID, BALEARES Y CANARIAS

ANNEX 2

COMMON CENTRAL SERVICES

(Head Offices)

AREA	CURRENT OR APPOINTED MANAGER	DEPENDANCE
INVESTMENTS	VICTOR BULTÓ MILLET	JOSE MANUEL MARTINEZ PRESIDENT SISTEMA MAPFRE
INTERNAL AUDIT	JOSE MANUEL MURIES NAVARRO	
LEGAL AFFAIRS	JOSÉ MANUEL GONZÁLEZ PORRO	ALBERTO MANZANO VICECHAIRMAN SISTEMA MAPFRE
COMMUNICATION AND SOCIAL RESPONSIBILITY	JUAN JOSÉ ALMAGRO GARCÍA	
HUMAN RESOURCES	ANTONIO NUÑEZ TOVAR	
FINANCIAL DEPARTMENT	RICARDO BLANCO MARTINEZ	DOMINGO SUGRANYES EXECUTIVE VICECHAIRMAN CORPORACIÓN MAPFRE
INFORMATION TECHNOLOGY	BEGOÑA GONZALEZ PASTOR (Functional and Common IT Developments) JAVIER GONZÁLEZ MONTERO (Common IT Services)	